Exhibit 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 –	Name and Address of Company

Cameco Corporation (“Cameco”)

2121 – 11th Street West

Saskatoon, Saskatchewan S7M 1J3

Item 2 –	Date of Material Change

November 8, 2017

Item 3 –	News Release

The news release relating to the material change described in this report was issued by Cameco via Marketwired on Wednesday, November 8, 2017. A copy of the news release has been filed on SEDAR and is available at www.sedar.com.

Item 4 –	Summary of Material Change

On November 8, 2017, Cameco announced that due to continued uranium price weakness, production from the McArthur River mining and Key Lake milling operations in northern Saskatchewan will be temporarily suspended by the end of January 2018. With the continued state of oversupply in the uranium market and no expectation of change on the immediate horizon, it does not make sense for us to continue producing at McArthur River and Key Lake when we are holding a large inventory. These changes are expected to result in a reduction of about 845 positions, including employees and long-term contractors. About 210 workers, which includes employees and contractors, will be retained to maintain the facilities in a safe shutdown state. Cameco’s share of the costs to maintain both operations during the suspension is expected to range between $6.5 and $7.5 million per month. However, some items affecting these costs will not be known until the operations are actually shutdown. More details will be provided in our fourth quarter results that will be released in February 2018.

Cameco plans to meet its commitments to customers from inventory and other supply sources during the suspension, which will be reviewed on an ongoing basis until inventory is sufficiently drawn down or market conditions improve. The duration of the suspension and temporary layoff is expected to last 10 months.

Item 5 –	Full Description of Material Change

On November 8, 2017, Cameco announced that due to continued uranium price weakness, production from the McArthur River mining and Key Lake milling operations in northern Saskatchewan will be temporarily suspended by the end of January 2018. With the continued state of oversupply in the uranium market and no expectation of change on the immediate horizon, it does not make sense for us to continue producing at McArthur River and Key Lake when we are holding a large inventory. These changes are expected to result in a reduction of about 845 positions, including employees and long-term contractors. About

210 workers, which includes employees and contractors, will be retained to maintain the facilities in a safe shutdown state. Cameco’s share of the costs to maintain both operations during the suspension is expected to range between $6.5 and $7.5 million per month. However, some items affecting these costs will not be known until the operations are actually shutdown. More details will be provided in our fourth quarter results that will be released in February 2018.

Cameco plans to meet its commitments to customers from inventory and other supply sources during the suspension, which will be reviewed on an ongoing basis until inventory is sufficiently drawn down or market conditions improve. The duration of the suspension and temporary layoff is expected to last 10 months.

We will continue to evaluate the optimal mix of our sources of uranium supply to feed into our contract portfolio, which could see us make further changes to our inventory position, production profile or purchasing activity.

Cameco will also review its corporate support activities for McArthur River and Key Lake operations, which may result in temporary workforce reductions at corporate office.

Uranium prices have fallen by more than 70% since the Fukushima accident in March 2011 and remain at unsustainably low levels. Cameco has been partially sheltered from the full impact of weak prices by its portfolio of long-term contracts, but those contracts are running out and it is necessary to position the company today to generate cash flow if prices do not improve.

Cameco has committed sales volumes of 28 to 30 million pounds in 2018. Using inventory to help meet contract commitments now allows Cameco to draw down its inventory without suffering a loss by selling at low market prices. It also avoids the risk of holding excess inventory valued above market prices on its balance sheet if prices remain low.

This measure is consistent with other actions Cameco has implemented over the past five years as part of a deliberate and disciplined strategy to strengthen the company in the long term. We have reduced supply, avoided selling into a weak spot market, resisted locking-in long-term sales commitments at low prices, and significantly reduced costs.

To decrease costs, we suspended production at the Rabbit Lake operation, stopped development and curtailed production at our US operations, reduced workforce across all sites including head office, changed air commuter services for operations in Saskatchewan, changed shift schedules at two Saskatchewan sites, and downsized corporate office functions including a consolidation of its global marketing activities.

As discussed in our third quarter 2017 MD&A, year over year, average unit cost of sales (including depreciation and amortization) is down 13%, our cash production costs are down 10%, and direct administration costs are down 20%. Planned capital expenditures for 2017 are expected to be 26% lower than in 2016.

To date, we have made good progress in reducing costs but unfortunately given the continued market weakness, more needs to be done. We cannot control the market so our focus is on positioning the company to weather the continued low uranium prices and have uncommitted, low-cost supply to deliver into a strengthening market.

Cameco is the operator of both McArthur River mine and the Key Lake mill that processes all of the ore from McArthur River to uranium concentrate. Cameco owns 70% of McArthur River and 83% of Key Lake. AREVA Resources Canada Inc. owns the remainder. Together, the operations produced 11.1 million pounds of uranium in the first nine months of 2017 (Cameco’s share 7.8 million pounds).

The currency in this material change report is Canadian unless otherwise noted.

Item 6 –	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 –	Omitted Information

Not applicable.

Item 8 –	Executive Officer

Sean A. Quinn

Senior Vice-President, Chief Legal Officer and Corporate Secretary

Cameco Corporation

(306) 956-6220

Item 9 –	Date of Report

November 16, 2017

Caution Regarding Forward-Looking Information and Statements

Certain information in Items 4 and 5 of this Material Change Report constitutes “forward-looking information” or “forward-looking statements” within the meaning of Canadian and U.S. securities laws. Please refer to Cameco’s November 8, 2017 news release under the heading “Caution Regarding Forward-Looking Information and Statements” for a description of the material assumptions which this forward-looking information is based on and the material risks that could cause actual results to differ materially from the forward-looking information. Cameco has provided this forward-looking information to help you understand management’s view regarding the operational changes, and it may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except as legally required.

Qualified Person

The above scientific and technical information related to the McArthur River and Key Lake mining and milling operations was approved by Les Yesnik, general manager, McArthur River/Key Lake operations, who is a qualified person for the purpose of National Instrument 43-101.